UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from        to

Commission File Number:   1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan
c/o Bunge North America, Inc.
11720 Borman Drive
St. Louis, Missouri 63146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
50 Main Street
White Plains, NY  10606

BUNGE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4–11

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	12

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE PAGE	13

EXHIBIT INDEX	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Bunge Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 25, 2010

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

INVESTMENTS:
Interest bearing cash	$24,036	$62,607
Mutual funds	3,918,152	2,716,309
Interest in Bunge Limited common shares	355,772	265,291
Common stock	80,382	4,973

Total Plan interest in Bunge Defined Contribution Plans Master Trust	4,378,342	3,049,180

CONTRIBUTIONS RECEIVABLE:
Participants	11,188	11,765
Employer	2,432	2,395

Total contributions receivable	13,620	14,160

PLAN TRANSFER PAYABLE	-	(29,269)

NET ASSETS AVAILABLE FOR BENEFITS	$4,391,962	$3,034,071

See notes to financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS:
Participants’ contributions	$623,471	$629,190
Employer contributions	134,810	122,780
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	71,368	-
Investment income — interest	4,241	-
Net appreciation in value of investments	806,272	-

Total Plan interest in Bunge Defined Contribution Plans Master Trust investment gain	881,881	-

Plan transfers	-	47,688
Other contributions	-	46

Total	1,640,162	799,704

DEDUCTIONS:
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	-	(104,025)
Investment income — interest	-	(16,535)
Net depreciation in value of investments	-	1,514,361

Total Plan interest in Bunge Defined Contribution Plans Master Trust investment loss	-	1,393,801

Benefits paid to participants	227,199	234,969
Plan transfers	44,827	-
Administrative expenses	10,245	5,449

Total	282,271	1,634,219

INCREASE (DECREASE) IN NET ASSETS	1,357,891	(834,515)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	3,034,071	3,868,586

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$4,391,962	$3,034,071

See notes to financial statements.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Savings Plan (the “Plan”) was established as of April 1, 1996. The Plan was amended effective January 1, 2004, to change the Plan name to the Bunge Savings Plan, transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees (“CSY Plan”) to the Plan. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan – Supplement A. Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Plans Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments in Bunge Limited common shares, common stocks, common collective trusts, and mutual funds are stated at estimated fair value which is based on quoted market prices. Purchases and sales of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.

In 2009, Financial Accounting Standards Board Staff Position 157-4 (FASB Staff Position 157-4), Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into Accounting Standards Codification (ASC) 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the Plan document.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in a Trust which holds various securities, including mutual funds, common collective trusts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Financial Statement Presentation — The Plan’s assets are held in the Trust. Subsequent to the issuance of the Plan’s December 31, 2008 financial statements, Plan’s management determined that the Plan’s assets had been presented as if they were managed in a separate trust. This previous presentation was incorrect; accordingly, the December 31, 2008 financial statements have been restated to reflect the Plan’s interest in the Trust.  This restatement did not have any impact on the net assets available for benefits as of December 31, 2008 or on the changes in net assets available for benefits for the year ended December 31, 2008.

Subsequent Events – In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements.  ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated.  ASC 855 is effective for periods ending after June 15, 2009.

2.	PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Savings Plan Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as recordkeeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for more complete information. All regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

3.	CONTRIBUTIONS AND WITHDRAWALS

Contribution limits for participants are based on their respective collective bargaining agreements. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2009 and 2008 could not exceed $16,500 and $15,500, respectively. However, in 2009 and 2008, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,500 in 2009 and $5,000 in 2008 “catch up” contribution to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to Internal Revenue Service discrimination tests. The participants’ contributions, plus any actual earnings thereon, vest immediately.

The employer match for participant contributions, if any, is subject to participant collective bargaining agreements. Such matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the Company’s employment for any reason other than normal retirement. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

Participants may elect from a number of investment alternatives for their contributions. Employer matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the participants. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated February 18, 2003, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter (see Note 1). However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2009, are disclosed in the supplemental schedule of assets held for investment purposes.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

The Plan allows participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 5,574 and 5,124 common shares of Bunge Limited at December 31, 2009 and 2008, respectively. During 2009 and 2008, the Plan recorded dividend income of $14,142 and $10,824, respectively, and net appreciation (depreciation) in fair value of $59,240 and $(247,471), respectively, from Bunge Limited common shares.

7.	INVESTMENTS

The Plan’s interest in the investments of the Trust that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:
	2009	2008

Vanguard Prime Money Market Fund	$649,964	$563,248
Fidelity Total Bond Fund	367,139	318,467
Janus Adviser Forty Fund — Class S	976,446	622,186
T. Rowe Price Value Fund	321,083	214,122
Vanguard Institutional Index Fund — Institutional Shares	684,843	522,385
Interest in Bunge Limited common shares	355,772	265,291
Fidelity International Discovery Fund	219,941	-	*

*    Amount less than 5% of the Plan’s net assets available for benefits.

During the years ended December 31, 2009 and 2008, the Plan’s underlying interest in the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$725,954	$(1,253,751)
Interest in Bunge Limited common shares	59,240	(247,471)
Common stock	21,078	(13,139)
Dividend income	71,368	104,025
Interest income	4,241	16,535

Net appreciation (depreciation) in Plan interest in Bunge Defined Contribution Plans Trust	$881,881	$(1,393,801)

8.	INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST

The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company.  Each participating plan has an undivided interest in the Trust.  The assets of the Trust are held, managed, and administered by the trustees pursuant to the terms of the Bunge Defined Contribution Plans Master Trust.  Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.

The Trust is required to maintain separate accounts reflecting the equitable share of each participating Plan in the Trust.  The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating Plan.

The investments of the Trust at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Cash	$1,199,153	$1,186,437

Investments – at fair value:
Mutual funds	134,040,909	104,741,970
Interest in Bunge Limited common shares	10,833,930	8,551,213
Common stock	1,098,907	334,911
Participant loans	2,311,507	2,053,126

Total investment at fair value	148,285,253	115,681,220

Total	$149,484,406	$116,867,657

The Plan’s interest in the net assets of the Trust was approximately 3% at December 31, 2009 and 2008.

The net investment earnings of the Trust for the years end December 31, 2009 and 2008 are summarized below:

	2009	2008

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$23,359,802	$(46,244,154)
Interest in Bunge Limited common shares	1,749,685	(8,139,583)
Common stock	265,643	(233,710)
Dividend income	2,523,808	3,761,015
Interest income	308,605	895,115

Net appreciation (depreciation) in Plan interest in Bunge Defined Contribution Plans Trust	$28,207,543	$(49,961,317)

9.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

The various inputs that may be used to determine the value of the fund’s investments are summarized in three broad levels.  The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

The following tables set forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.  Additionally, in accordance with ASC 820, the table includes the major categorization for debt and equity securities held by the Trust on the basis of the nature and risk of the Trust’s investment at December 31, 2009.

	Fair Value Measurements at December 31, 2009, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$18,684,702	$-	$-	$18,684,702
International	10,049,650	-	-	10,049,650
Large Cap	57,156,854	-	-	57,156,854
Mid Cap	6,125,351	-	-	6,125,351
Small Cap	3,414,825	-	-	3,414,825
Specialty	557,158	-	-	557,158
Short Term	23,331,399	-	-	23,331,399
Blends	13,395,913	-	-	13,395,913
Other	1,325,057	-	-	1,325,057
Interest in Bunge Limited common shares	-	10,833,930	-	10,833,930
Common stock	1,098,907	-	-	1,098,907
Participant loans	-	2,311,507	-	2,311,507

Total	$135,139,816	$13,145,437	$-	$148,285,253

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$104,741,970	$-	$-	$104,741,970
Interest in Bunge Limited common shares	-	8,551,213	-	8,551,213
Common stock	334,911	-	-	334,911
Participant loans	-	2,053,126	-	2,053,126

Total	$105,076,881	$10,604,339	$-	$115,681,220

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s underlying investments included in its interest in the Trust measured at fair value on a recurring basis at

December 31, 2009 and 2008.  Additionally, in accordance with ASC 820, the table includes the major categorization for debt and equity securities held by the Plan on the basis of the nature and risk of the Trust’s investment at December 31, 2009.

Subsequent to the issuance of the Plan’s December 31, 2008 financial statements, management determined that $563,248 previously reported as cash were mutual funds. Accordingly, the Plan’s December 31, 2008 financial statements have been restated to reflect $563,248 in money market funds, previously reported as cash, as mutual funds in the Statement of Net Assets Available for Benefits and summarized in the table below.

	Fair Value Measurements
	at December 31, 2009, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$387,367	$-	$-	$387,367
International	226,176	-	-	226,176
Large Cap	1,982,372	-	-	1,982,372
Mid Cap	142,159	-	-	142,159
Small Cap	52,116	-	-	52,116
Specialty	1,264	-	-	1,264
Short Term	649,965	-	-	649,965
Blends	476,733	-	-	476,733
Interest in Bunge Limited common shares	-	355,772	-	355,772
Common stock	80,382	-	-	80,382

Total	$3,998,534	$355,772	$-	$4,354,306

	Fair Value Measurements
	at December 31, 2008, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$2,716,309	$-	$-	$2,716,309
Interest in Bunge Limited common shares	-	265,291	-	265,291
Common stock	4,973	-	-	4,973

Total	$2,721,282	$265,291	$-	$2,986,573

The Plan has no assets or liabilities carried at Level 3 fair value.

10.	PLAN TRANSFERS

Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

******

BUNGE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Number of		Current
Description	Shares/Units	Cost**	Value

INTEREST IN INTEREST BEARING CASH			$24,036

INTEREST IN MUTUAL FUNDS:
American Century Heritage Fund — Investor Class	1,505.190		24,038
American Century Real Estate Fund — Investor Class	87.605		1,264
*Fidelity Freedom Income	55.066		591
*Fidelity Freedom 2000	88.679		1,007
*Fidelity Freedom 2005	96.310		966
*Fidelity Freedom 2010	5,330.068		66,679
*Fidelity Freedom 2015	17,559.584		182,971
*Fidelity Freedom 2020	7,071.720		88,750
*Fidelity Freedom 2025	3,432.590		35,665
*Fidelity Freedom 2030	1,588.499		19,682
*Fidelity Freedom 2035	873.432		8,961
*Fidelity Freedom 2040	3,874.023		27,738
*Fidelity Freedom 2045	2,902.985		24,588
*Fidelity Freedom 2050	2,291.652		19,135
*Fidelity International Discovery Fund	7,246.824		219,941
*Fidelity Small Cap Independence Fund	254.531		3,543
*Fidelity Total Bond Fund	35,065.844		367,139
*Fidelity Spartan International Index Fund — Investor Class	186.408		6,235
Janus Adviser Forty Fund — Class S	30,978.604		976,446
T. Rowe Price Value Fund	15,677.903		321,083
Vanguard Institutional Index Fund — Institutional Shares	6,715.464		684,843
Vanguard Long-Term Bond Index Fund — Investor Shares	1,749.796		20,228
Vanguard Mid-Cap Index Fund — Institutional Shares	7,202.525		118,121
Vanguard Small-Cap Index Fund SignalTM Shares	1,959.389		48,573
Vanguard Prime Money Market Fund	649,964.210		649,965

Total interest in mutual funds			3,918,152

INTEREST IN COMMON STOCK:
*Interest in Bunge Limited common shares	5,573.736		355,772
BrokerageLink Account — Common Stock			80,382

Total interest in common stock			436,154

Total Plan interest in Bunge Defined Contribution Plans Master Trust			$4,378,342

*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan

Date: June 25, 2010	By:	/s/ Geralyn F. Hayes
Geralyn F. Hayes
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm